Exhibit 99.5
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated March 15, 2024 and has been prepared as of and for the years ended December 31, 2023 and 2022. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2023 and 2022, and the Company's Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated.
The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.
This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR.

OVERVIEW OF THE COMPANY
Cresco Labs was incorporated in the Province of British Columbia on July 6, 1990 and is licensed to cultivate, manufacture and sell cannabis and cannabis-based products. As of December 31, 2023, the Company operates in and/or has subsidiaries located in California, Florida, Illinois, Massachusetts, Michigan, New York, Ohio and Pennsylvania.
Cresco Labs is primarily engaged in the business of cultivating medical-grade cannabis, manufacturing medical- grade products derived from cannabis cultivation and distributing such products to medical or adult-use consumers in legalized cannabis markets. Cresco Labs exists to provide high-quality and consistent cannabis-based products to consumers. Cresco Labs’ business focuses on regulatory compliance while working to develop condition-specific strains of cannabis and non-invasive delivery methods (alternatives to smoke inhalation) to provide controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets. As of December 31, 2023, the Company was operating three (3) adult-use and medical cannabis cultivation and manufacturing centers, five (5) adult-use and medical dispensary locations and five (5) adult-use dispensary locations in Illinois; two (2) medical cannabis growing and processing facilities and fourteen (14) medical dispensary locations in Pennsylvania; one (1) medical cannabis cultivation and processing center and five (5) medical dispensary locations in Ohio; one (1) adult-use and medical cannabis cultivation facility in California; three (3) adult-use and medical cannabis cultivation and manufacturing centers, one (1) medical dispensary location, one (1) adult-use dispensary location and two (2) adult-use and medical dispensary locations in Massachusetts; one (1) medical cannabis manufacturing facility and four (4) medical dispensary locations in New York; one (1) adult-use and medical cannabis facility and processing center in Michigan; and one (1) medical cannabis cultivation and manufacturing facility and thirty-three (33) medical dispensary locations in Florida.
For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 under the heading “Basis of Consolidation” of the Company’s Consolidated Financial Statements for the years ended December 31, 2023 and 2022.

During 2019, the Company announced a new dispensary brand, Sunnyside*®1. Sunnyside* was created to accelerate industry growth by shifting consumer expectations and perceptions around shopping for cannabis from intimidation and doubt to curiosity and acceptance through a new trial and marketing approach. During 2023, the Company opened twelve (12) Sunnyside* dispensaries in Florida and four (4) dispensaries in Pennsylvania. As of December 31, 2023, the Company operated ten (10) Sunnyside* dispensaries in Illinois, fourteen (14) dispensaries in Pennsylvania, five (5) dispensaries in Ohio, four (4) dispensaries in Massachusetts, four (4) dispensaries in New York and thirty-three (33) dispensaries in Florida. During the first quarter of 2024, the Company opened one (1) additional Sunnyside* location in Gettysburg, Pennsylvania, bringing the total number of dispensaries in the state to fifteen (15). The Company's portfolio of owned cannabis consumer-packaged goods includes Cresco®1, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2 and FloraCal® Farms2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to Cresco Labs’ owned retail stores.
Cresco Labs’ corporate headquarters is located at Suite 110, 400 W. Erie St, Chicago, IL 60654 and the registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8. The Company employs approximately 2,760 people across the organization as of December 31, 2023.

1The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.
2 The High Supply®, Good News®, Wonder Wellness Co.® and FloraCal® Farms brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

CORPORATE STRUCTURE
Set forth below is the condensed organization chart of the Company as of March 15, 2024.

RECENT DEVELOPMENTS
During the fourth quarter of 2023, the Company completed the sale of assets at our Encanto Green Cross Dispensary in Arizona. Assets included finished inventory products, property and equipment, license and other certain intangible assets. Liabilities included current and long-term leases. The transaction closed on October 18, 2023 following receipt of required regulatory approvals.
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”) an indirect subsidiary of the Company entered into a loan agreement to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank Five Year Classic Regular Advance Rate, plus a 375 basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured, among other things, by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028.
On September 22, 2023, the Company amended the senior secured term loan (the “Amended Senior Loan”) pursuant to which certain terms of the original Senior Loan were modified and consent was provided for the Company to among other things, enter into the Mortgage Loans.
On August 17, 2023, the Company received a receipt for a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, and filed a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. and Canadian Multijurisdictional Disclosure System. The base shelf prospectus replaces the 2021 base shelf prospectus that had recently expired. The Company has no immediate plans to raise funds under the base shelf prospectus.
During the second quarter of 2023, the Company sold a production facility in Maryland. Certain assets related to the sale were disposed of during the second quarter of 2023.

On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (as amended, the “Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care pursuant to a statutory plan of arrangement in an all-share transaction (the “Columbia Care Transaction”). On June 30, 2023, it was announced that the Company will not be able to complete the necessary divestitures required to obtain regulatory approvals to close the Columbia Care Transaction by the outside date of June 30, 2023 that was specified in the Arrangement Agreement. On July 30, 2023, the Company and Columbia Care mutually agreed to terminate the Arrangement Agreement, including all divestitures associated with the Columbia Care Transaction.

COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenue
For the years ended December 31, 2023 and 2022, approximately 60.3% and 56.4%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Revenue from the wholesale of cannabis products represents the remaining 39.7% and 43.6%, respectively, for the same periods.
Gross profit
Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct costs attributable to the cultivation and production of the products sold and is comprised of the following:
•Direct labor costs: Include all salaries, benefits and taxes for all employees at the cultivation and manufacturing facilities.
•Direct supplies: Include direct material costs for maintenance of the plant, supplies and nutrients, production expenses, packaging costs and equipment used to process marijuana.
•Facility expenses: The facility expenses for the cultivation operations is the cost for the facility, utilities, property taxes, maintenance and costs associated with monitoring the security systems.

•Other operating expenses: Include all costs associated with the facility itself including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees and certain excise taxes.
In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.
Selling, general and administrative expenses (“SG&A”)
SG&A consist of salary and benefit costs of employees, consulting and professional fees, advertising and marketing, legal, accounting fees, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, and rent expense.
Selling costs generally correlate to revenue. As a percentage of sales, we expect SG&A to generally decrease as our revenue increases due to efficiencies associated with scaling the business, while market conditions and investments in growing the business may contribute to increases as a percentage of sales in some periods.
For the three months and years ended December 31, 2023 and 2022, SG&A was comprised of the following:

($ in thousands)	2023	2022	2023	2022
	(unaudited)
Payroll and employee costs	$31,253	$38,650	$141,177	$157,034
Facility expenses	4,169	6,714	19,739	27,260
Depreciation and amortization	9,978	6,015	24,538	20,635
Excise taxes	3,223	3,769	14,829	17,752
Share-based compensation	2,278	4,319	12,924	19,664
Rental fees	3,263	3,329	13,208	10,738
Consulting and professional fees	3,620	8,281	12,206	25,229
Legal	27	2,164	8,267	11,794
Selling and marketing expenses	616	2,928	8,296	15,575
Computer and software expense	1,927	5,846	9,038	13,595
Business insurance	2,170	2,592	9,217	8,666
Accounting	1,704	1,265	7,294	4,367
Travel and employee expenses	685	1,013	3,005	4,318
Loss on sale of asset	—	678	—	2,406
Other expenses	4,110	2,965	15,434	11,620
Total SG&A	$69,023	$90,528	$299,172	$350,653
Other income, net
Other income, net consists mainly of reoccurring gains (losses) on investments, foreign currency as well as ad hoc expenses such as gain (loss) on lease termination and gain (loss) on disposition of assets. These gains (losses) do not generally correlate to revenue and do not include interest expense, net, which when added to Other income, net, sum to Total other expense, net discussed in the “Selected Financial Information” section below.

For the three months and years ended December 31, 2023 and 2022, Other income, net consisted of the following:

($ in thousands)	2023	2022	2023	2022
	(unaudited)
Unrealized gain on derivative liabilities - warrants	$—	$—	$—	$1,184
Realized loss on financial instruments	(94)	—	(94)	(5,698)
(Loss) gain on provision - loan receivable	(57)	(54)	(314)	572
Unrealized loss on investments held at fair value	16	(447)	(406)	(4,609)
Gain on disposal of assets	411	31	762	14,711
Gain on conversion of investment	—	—	—	22
(Loss) gain on foreign currency	(236)	1,195	(303)	931
(Loss) gain on lease termination	—	(367)	1,263	4,876
Other income, net	10	2,163	832	3,238
Total Other income, net	$50	$2,521	$1,740	$15,227

Income Taxes

The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Maryland, Massachusetts, Michigan and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

SELECTED FINANCIAL INFORMATION
The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period. For discussion of our fiscal 2022 results of operations and comparison with fiscal 2021 results of operations, please refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” filed on SEDAR+ on March 21, 2023 and on EDGAR on March 22, 2023.

Summary of Unaudited Quarterly Results

($ in thousands)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues, net	$188,237	$190,559	$197,887	$194,202	$199,580	$210,484	$218,226	$214,391
Income (loss) from operations	27,099	(107,756)	(10,752)	3,586	(143,479)	16,240	22,677	20,267
Net income (loss) attributable to Cresco Labs Inc.	2,635	(115,572)	(36,534)	(26,051)	(161,337)	(9,788)	(13,541)	(27,381)
Basic and Diluted EPS	$0.01	$(0.34)	$(0.12)	$(0.09)	$(0.54)	$(0.03)	$(0.05)	$(0.09)

Three Months Ended December 31, 2023 Compared to the Three Months Ended December 31, 2022

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.
The selected unaudited consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended December 31,
($ in thousands)	2023	2022	$ Change	% Change
Revenues, net	$188,237	$199,580	$(11,343)	(5.7)%
Cost of goods sold	92,091	111,876	(19,785)	(17.7)%
Gross profit	96,146	87,704	8,442	9.6%
Selling, general and administrative	69,023	90,528	(21,505)	(23.8)%
Impairment loss	24	140,655	(140,631)	(100.0)%
Total operating expenses	69,047	231,183	(162,136)	(70.1)%
Total other expense, net	(14,281)	(13,383)	(898)	6.7%
Income tax benefit	(7,950)	(23,761)	15,811	(66.5)%
Net income (loss)[1]	$4,868	$(180,623)	$185,491	(102.7)%
1Net income (loss) includes amounts attributable to non-controlling interests.
Revenues, net
Revenue for the three months ended December 31, 2023 decreased $11.3 million, or 5.7%, compared to the three months ended December 31, 2022. The decrease in revenue was primarily driven by price compression in Illinois and Ohio, increased competition in the Pennsylvania wholesale market, and the Company's reduced California operations compared to the prior year period. The decrease was partially offset by retail growth in Pennsylvania and Florida driven by new store openings compared to the prior year period.

COGS and Gross profit
COGS for the three months ended December 31, 2023, decreased $19.8 million, or 17.7%, compared to the three months ended December 31, 2022. The decrease was primarily attributable to lower sales, reduced California and Arizona operations, and overall production related efficiencies.

Gross profit increased by $8.4 million, or 9.6%, for the three months ended December 31, 2023, compared to the three months ended December 31, 2022. The increase in gross profit was primarily driven by the restructure of the California operations and production related efficiencies. As a percentage of revenue, net, gross profit was 51.1% and 43.9% for the three months ended December 31, 2023 and 2022, respectively. The increase in gross profit as a percentage of revenue, net was driven by a higher percentage of total sales generated from higher margin states and production related efficiencies.

SG&A
Selling, general and administrative expenses for the three months ended December 31, 2023 decreased $21.5 million, or 23.8%, compared to the three months ended December 31, 2022. The decrease was primarily attributable to a reduction in payroll and employee costs, including incentive compensation, due to restructuring activities, lower consulting and legal fees related to 2022 spend for the Columbia Care Transaction, as well as overall cost control initiatives.

Impairment loss
Total impairment for the three months ended December 31, 2023 decreased $140.6 million compared to the three months ended December 31, 2022. The decrease was due to $140.7 million of impairment charges related management's commitment to a plan to restructure certain operations and activities in California, as well as impairments to goodwill, indefinite-lived intangible assets and leases recorded to Arizona, Massachusetts and Maryland reporting units based on changes in cash flow forecasts and projections recorded in the fourth quarter of 2022.

Total other expense, net
Total other expense, net for the three months ended December 31, 2023 increased $0.9 million, or 6.7%, compared to the three months ended December 31, 2022, primarily driven by a decrease in Other Income, net due to a one time sales tax recovery received in the fourth quarter of 2022, offset by an decrease in Interest expense, net due to the Company making the final payment of Laurel Harvest Labs, LLC (“Laurel Harvest”) deferred consideration in the second quarter of 2023.

Provision for income taxes
Income tax expense for the three months ended December 31, 2023 decreased $15.8 million, or 66.5%, compared to the three months ended December 31, 2022. This decrease was primarily due to the valuation allowance recorded against net deferred tax assets related to the California operations in the fourth quarter of 2022 and a decrease to the tax receivable agreement of $2.9 million in the fourth quarter of 2023.

Net income (loss)
The Company generated $4.9 million of net income for the three months ended December 31, 2023, compared to a net loss of $180.6 million for the three months ended December 31, 2022. The change is primarily related to impairment charges in the fourth quarter of 2022.

Three years selected financial information

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Revenues, net	$770,885	$842,681	$821,682
Loss from operations	(87,823)	(84,295)	(217,351)
Net loss attributable to Cresco Labs Inc.	(175,522)	(212,047)	(319,597)
Basic and Diluted EPS	$(0.54)	$(0.71)	$(1.22)

	December 31,	December 31,	December 31,
($ in thousands)	2023	2022	2021
Total Assets	$1,358,467	$1,583,692	$1,780,463
Non-current lease liabilities(1)	163,811	173,345	133,691
Total non-current financial liabilities	497,713	476,891	465,079
(1) December 31, 2022 balances have been updated to reflect current year presentation changes. See Critical Accounting Polices for additional information.

During the year ended December 31, 2023, the Company saw reductions in revenue compared to the prior year primarily due to increased competition and price promotions in Illinois, along with reduced operations in California, Arizona and Maryland. During the year ended December 31, 2022, the Company generally saw continued growth in the states where it operated in 2021, with the notable exceptions of California, where revenue declined due to a strategic shift to discontinue certain third-party brand sales to focus on Cresco-owned brands, and Illinois, where revenue declined due to price compression and increased market competition. The 2023 and 2022 results above include $151.0 million and $140.7 million of impairment charges, respectively, which are further explained in the Impairment loss section below.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.
The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Year Ended December 31,
($ in thousands)	2023	2022	$ Change	% Change
Revenues, net	$770,885	$842,681	$(71,796)	(8.5)%
Costs of goods sold	408,519	435,668	(27,149)	(6.2)%
Gross profit	362,366	407,013	(44,647)	(11.0)%
Selling, general and administrative	299,172	350,653	(51,481)	(14.7)%
Impairment loss	151,017	140,655	10,362	7.4%
Total operating expenses	450,189	491,308	(41,119)	(8.4)%
Total other expense, net	(59,079)	(42,610)	(16,469)	38.7%
Income tax expense	(32,950)	(88,938)	55,988	(63.0)%
Net loss[1]	$(179,852)	$(215,843)	$35,991	(16.7)%
1Net loss includes amounts attributable to non-controlling interests.
Revenues, net
Revenue for the year ended December 31, 2023 decreased $71.8 million, or 8.5%, compared to the year ended December 31, 2022. The decrease in revenue was primarily driven by increased competition and price promotions in Illinois, decreased wholesale sales in Pennsylvania, along with reduced operations in California, Arizona and Maryland compared to the prior year. This was partially offset by retail growth in Pennsylvania and Florida driven by the opening of additional stores during 2023, along with additional wholesale revenue generated in Michigan driven by increased production capacity.

COGS and Gross profit
COGS for the year ended December 31, 2023 decreased $27.1 million, or 6.2%, compared to the year ended December 31, 2022. The decrease was primarily attributable to lower sales, reduced California, Arizona and Maryland operations, offset by an increase in sales and expanded facility costs in Michigan in 2023 and increased sales in Florida.

Gross profit decreased by $44.6 million, or 11.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease in gross profit was primarily driven by decreased sales. As a percentage of Revenue, net, Gross profit was 47.0% and 48.3% for the year ended December 31, 2023 and December 31, 2022, respectively. The decrease in gross profit as a percentage of revenue, net was driven by a price compression and lower fixed cost absorption on lower revenue in 2023.

SG&A
Selling, general and administrative expenses for the year ended December 31, 2023 decreased $51.5 million, or 14.7% compared to the year ended December 31, 2022. The decrease was primarily attributable to reductions in payroll and employee costs, including incentive compensation due to restructuring activities, lower consulting and legal fees related to 2022 spend for the Columbia Care Transaction, as well as overall cost control initiatives.

Impairment loss
Total impairment for the year ended December 31, 2023 increased $10.4 million compared to the year ended December 31, 2022. During the year ended December 31, 2023, the Company determined it is more likely than not that the Arizona, California, Florida, Massachusetts and New York reporting units' carrying value exceeded their fair value due to updated forecasts and projections for these reporting units. As a result, $151.0 million of impairment charge reducing the carrying value of intangible assets and goodwill were recognized in the Consolidated Statements of Operations. The increase in impairment in 2023 was offset by $140.7 million of impairment charges recorded during 2022, primarily relating to management's commitment to a plan to restructure certain operations and activities within the California reporting unit as well as impairments to goodwill, indefinite-lived intangible assets and leases recorded to the Arizona, Massachusetts and Maryland reporting units based on changes in cash flow forecasts and projections.

Total other expense, net
Total other expense, net for the year ended December 31, 2023 increased $16.5 million, or 38.7%, compared to the year ended December 31, 2022. The increase in expense was primarily driven by a one-time gain recognized in 2022 related to related to the sale and leaseback transactions at the Brookville, Pennsylvania facility.

Provision for income taxes
Income tax expense for the year ended December 31, 2023, decreased $56.0 million, or 63.0%, compared to the year ended December 31, 2022. The decrease was primarily due to the impact of additional states decoupling from IRC Section 280E, lower year to date gross profit, and a decrease to deferred tax liabilities resulting from impairment charges recognized mainly in Florida and New York.

Net loss
Net loss for the year ended December 31, 2023, decreased $36.0 million compared to the year ended December 31, 2022. The decrease in net loss was primarily driven by lower operating expenses and less income tax expense, offset by lower revenue.

NON-GAAP FINANCIAL MEASURES
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and do not have standardized definitions under GAAP and may not be comparable to similar measures presented by other issuers. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended December 31,				Year Ended December 31,
($ in thousands)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Net income (loss)[1]	$4,868	$(180,623)	$185,491	(102.7)%	$(179,852)	$(215,843)	$35,991	(16.7)%
Depreciation and amortization	20,252	14,462	5,790	40.0%	62,512	51,930	10,582	20.4%
Interest expense, net	14,331	15,904	(1,573)	(9.9)%	60,819	57,837	2,982	5.2%
Income tax expense	7,950	23,761	(15,811)	(66.5)%	32,950	88,938	(55,988)	(63.0)%
EBITDA (non-GAAP)	$47,401	$(126,496)	$173,897	(137.5)%	$(23,571)	$(17,138)	$(6,433)	37.5%
Other income, net	(50)	(2,521)	2,471	(98.0)%	(1,740)	(15,227)	13,487	(88.6)%
Fair value mark-up for acquired inventory	—	—	—	—%	—	5,466	(5,466)	(100.0)%
Adjustments for acquisition and other non-core costs	4,434	12,714	(8,280)	(65.1)%	31,570	35,732	(4,162)	(11.6)%
Impairment loss	24	140,655	(140,631)	(100.0)%	151,017	140,655	10,362	7.4%
Share-based compensation	3,017	5,271	(2,254)	(42.8)%	16,356	23,221	(6,865)	(29.6)%
Adjusted EBITDA (non-GAAP)	$54,826	$29,623	$25,203	85.1%	$173,632	$172,709	$923	0.5%
1Net income (loss) includes amounts attributable to non-controlling interests.

Adjusted EBITDA (non-GAAP)
Adjusted EBITDA, a non-GAAP financial measure, excludes depreciation and amortization; interest expense, net; income taxes; other income, net; share-based compensation; adjustments for acquisition and other non-core costs and adjustments for the fair value mark-up for acquired inventory. Non-core costs include non-operating costs such as costs related to restructuring, loss on sale of assets, unique legal expenses and other expenses that are mostly one-time in nature. Adjusted EBITDA was $54.8 million for the three months ended December 31, 2023, compared to $29.6 million for the three months ended December 31, 2022. The increase in adjusted EBITDA of $25.2 million is primarily due to a reduction in payroll and employee costs due to restructuring activities, along with a decrease in operating expenses due to cost control initiatives. Adjusted EBITDA was $173.6 million for the year ended December 31, 2023, compared to $172.7 million for the year ended December 31, 2022. The increase in adjusted EBITDA of $0.9 million is primarily driven by a reduction in payroll and employee costs due to restructuring activities, along with a decrease in operating expenses due to cost control initiatives.

CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The preparation of the Company’s Consolidated Financial Statements under GAAP requires management to make estimates, judgments and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.
We believe that our accounting policies and estimates that require the most significant judgments and assumptions are discussed below.
i.Goodwill and Indefinite-Lived Intangible Asset Impairment
The Company relies on a number of factors, including historical results, business plans, forecasts, market data and discount rates. An estimated fair value is determined using the present value of estimated future cash flows under this methodology, and any excess of recorded goodwill over estimated fair value is written off through impairment expense. Key estimates include perpetual growth rates ranging from 2.0% to 3.0% and discount rates ranging between 13.0% and 18.5% based on the pre-tax weighted average cost of capital of each reporting unit and other peers in the industry weighted-average cost of capital, and forecasts. Changes in the conditions for these judgments can significantly affect the assessed value of goodwill and indefinite-lived intangible assets. We completed our annual evaluation for impairment of goodwill and indefinite-lived intangible assets during the fourth quarter of 2023. The evaluation indicated that the fair value estimates of our reporting units exceeded their carrying values by sufficient margins and no additional impairments were required.

ii.Impairment of Long-lived Assets
The Company measures impairment by comparing the carrying value to the estimated fair value of long-lived assets, which is primarily by using the projected future cash flows based on forecasted data. Long-lived assets include, but are not limited to, property and equipment, right of use assets, and definite-lived intangible assets. When impairment exists, the related assets are written down to fair value.
iii.Income Tax
Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. Our most significant permanent and temporary differences relate to Section 280E, amortization and impairment charges. The Company reviews the adequacy of these provisions at the end of the reporting period. In addition to uncertain tax positions discussed below, our most significant underlying assumptions reviewed is the estimated timing and realization of deferred tax assets and related valuation allowance. However, it is possible that at some future date an additional liability could result from audits by taxing authorities, and it is possible that there could be non-income based tax or other liabilities (including distribution liabilities to non-controlling interest holders which are based on income taxes) that result from these audits. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Any impact to non-income-based taxes and other liabilities are evaluated in accordance ASC 450 Contingencies.
Uncertain tax positions are recognized and measured using a two-step process: (1) determine whether a benefit may be recognized and (2) measure the amount of the benefit. Tax benefits from uncertain tax positions may be recognized only if it is more likely than not that the tax position is sustainable based on its technical merits. Uncertain tax positions are evaluated at the individual tax position level. The tax benefit is measured by using a cumulative probability model: the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any interest or penalties related to uncertain tax positions are recognized within Income taxes payable in the Consolidated Balance Sheets. During the second quarter of 2023, Illinois decoupled from the application of IRC Section 280E for any cannabis establishment operating in the state of Illinois and licensed under the Cannabis Regulation and Tax Act and/or Compassionate Use of Medical Cannabis Program Act beginning for taxable years beginning on or after January 1, 2023.
iv.Contingencies
The Company is subject to lawsuits, investigations and other claims related to employment, commercial, regulatory and other matters that arise out of operations in the normal course of business. At each reporting period, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other accrued expenses.
Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.
v.Inventory
In calculating final inventory values, management compares the inventory cost to estimated net realizable value. The net realizable value of inventories represents the estimated selling price of inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to complete the sale. The determination of net realizable value requires significant judgment including consideration of factors such as shrinkage, the aging of and future demand for inventory and the future selling price the Company expects to realize by selling the inventory. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from estimates. Periodic reviews are performed on the inventory balance and the impact of changes in inventory reserves is recorded in Cost of goods sold.
vi.Expected Credit Loss (“ECL”) on Receivables
The Company calculates ECLs in accordance with ASC 326 Financial Instruments - Credit Losses using the Current ECL methodology. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. In developing a provision matrix, the Company (1) determines the appropriate groupings of receivables into categories of shared credit risk characteristics, (2) determines historical loss rates, (3) considers forward-looking macro-economic factors and adjusts historical loss rates to reflect relevant future economic conditions, (4) calculates expected credit losses and (5) concludes on the accounting implications. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, temporary, qualitative adjustments may be made using expert credit judgment. The allowance the Company records, if any, is the sum of these probability-weighted outcomes.

The critical accounting estimates below do not represent a material estimate in the preparation of our 2023 consolidated financial statements; however, these estimates have in the past been and are likely in the future to be significant based on our current policies.

(i)Business Combinations and Asset Acquisitions
Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

(ii)Share-Based Compensation
In determining the fair value of share-based awards for the purpose of calculating compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used. For awards with performance conditions, additional estimates for the probability of achievement of performance-based goals are also necessary.
(iii)Fair Value Measurements
Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on a specified date. The Company estimates fair value of financial instruments in accordance ASC 820 Fair Value Measurement, using quoted market prices whenever available and utilizing standard pricing models in situations where quoted market prices are not available.
Changes in Accounting Polices

On October 1, 2023, the Company elected to change its accounting policy related to the computation of short-term versus long-term lease liabilities. Previously, the current portion of the lease liability was determined by summing the present value of lease payments for the next 12 months. Under the new methodology, the current portion of the lease liability is now calculated by summing the next 12 months lease liability reduction. The Company implemented the change to better leverage automated lease accounting software and further streamline its month-end and quarter-end close processes. Both methodologies are allowable under GAAP. The change was applied retrospectively, and all prior periods presented in the consolidated financial statements have been adjusted in accordance with the updated policy.
Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. Early adoption is permitted. The amendments should be applied on a prospective basis with retrospective application permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of the disclosure requirements on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC's existing disclosure with those entities that were not previously subject to the SEC's requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently accessing the impact on our consolidated financial statements.
Reclassifications
As of December 31, 2022, $17.2 million of current portion lease liabilities were reclassified to non-current leases liabilities, and $7.8 million of short-term borrowings of financing liabilities were reclassified to long-term notes and loans payable as disclosed on the Consolidated Balance Sheets and the notes hereto. Certain amounts from unaudited prior interim periods have also been reclassified to conform with the report classifications of the current period. The current portion of lease liabilities were reduced by $17.4 million, $17.1 million and $15.9 million, as of March 31, 2023, June 30, 2023, and September 30, 2023, respectively. Non-current lease liabilities were increased by the same amounts for each respective period. Short-term borrowings were reduced by $7.5 million, $7.2 million and $6.8 million as of March 31, 2023, June 30, 2023, and September 30, 2023, respectively. Long-term notes and loans payable were increased by the same amounts for each respective period. The reclassifications had no effect on previously reported total current assets, total liabilities, total shareholders' equity, retained earnings, Consolidated Statements of Operations or Consolidated Statements of Cash Flows.
Separately presented, as of December 31, 2022, the Company broke out Additional paid-in-capital balances previously included in Share Capital on the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders' Equity. The reclassifications had no effect on total liabilities and shareholders' equity.

LIQUIDITY AND CAPITAL RESOURCES
Overview

Our primary sources of liquidity are cash and cash equivalents from the operations of our business and debt and equity offerings. Our principal uses of cash include working capital related items, capital expenditures, debt and tax related payments. Additionally, we may use cash for acquisitions and other investing or financing activities.

As of December 31, 2023, the Company held $103.4 million in cash and cash equivalents and $5.1 million in restricted cash compared to December 31, 2022, where the Company held $119.3 million in cash and cash equivalents and $2.2 million in restricted cash.

The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the Amended Senior Loan of $400.0 million, effective August 12, 2021, and amended on September

22, 2023. Ellenville also entered into a $25.3 million loan on September 26, 2023, secured by real estate and improvements thereto. In addition, the Company has received and has access to private loans through individual investors and private and public equity raises.

The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed above, will be adequate to meet capital requirements and operational needs for the next twelve months.

We cannot guarantee this will be the case, or that our assumptions regarding revenues and expenses underlying this belief will be accurate. If, in the future, we require more liquidity than contemplated, we may need to raise additional funds through debt and/or equity offerings. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows
Operating Activities
Net cash provided by operating activities was $58.6 million for the year ended December 31, 2023, a increase of $39.8 million compared to $18.7 million of cash provided by operating activities during the year ended December 31, 2022. The $39.8 million increase was primarily attributable to reductions in payroll and employee costs due to restructuring activities, lower consulting and legal fees related to 2022 spend for the Columbia Care Transaction, as well as overall cost control initiatives.

Investing Activities
Net cash used in investing activities was $44.6 million for the year ended December 31, 2023, an increase of $8.0 million compared to $36.6 million used in investing activities during the year ended December 31, 2022. The increase in net cash used in investing activities was primarily driven by proceeds received from sale and leaseback transactions in the prior year period, partially offset by less current year capital expenditures and the proceeds received related to the sale of assets in Maryland and Arizona during 2023.

Financing Activities
Net cash used in financing activities was $26.9 million for the year ended December 31, 2023, a decrease in cash used of $59.7 million compared to $86.6 million for the year ended December 31, 2022. The decrease was primarily driven by a $43.6 million decrease in distributions to non-controlling interest redeemable unit holders and other members, including related parties, offset by net $18.2 million of cash inflow related to the proceeds received from the Mortgage Loans in the third quarter of 2023.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.

CONTRACTUAL OBLIGATIONS
The Company has the following contractual obligations as of December 31, 2023:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$95,817	$—	$—	$—	$95,817
Operating leases liabilities	28,417	58,172	58,726	161,249	306,564
Finance lease liabilities	4,882	10,166	10,357	18,337	43,742
Deferred consideration, long-term	—	6,577	—	—	6,577
Long-term notes payable and loans payable and Short-term borrowings	23,347	428,276	29,522	122,112	603,257
Tax receivable agreement liability	1,065	2,587	3,199	7,713	14,564
Other long-term liabilities	—	7,886	—	—	7,886
Total obligations as of December 31, 2023	$153,528	$513,664	$101,804	$309,411	$1,078,407

RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
Related parties, including key management personnel and certain board members, hold 85.1 million Redeemable Units of Cresco Labs, LLC, which accounts for a deficit of $71.5 million in Non-controlling interests as of December 31, 2023. During the years ended December 31, 2023 and 2022, 71.2% and 74.4%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.

(b)    Related Parties - Leases
For the years ended December 31, 2023 and 2022, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030, except for the leases associated with SLO minority interest holders (“SLO Leases”). During the second quarter of 2022, the Company exercised its early termination right to reduce the SLO Leases term to 180 days. This early termination resulted in a reduction in lease liability and ROU assets. The remaining liability for the SLO Leases expired in the fourth quarter of 2022.
The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, Super Voting Shares (“MVS”) shareholder December 31, 2023, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the years ended December 31, 2023 and 2022, the Company received tenant improvement allowance reimbursements of $nil and $1.4 million, respectively. The Company expects to receive further reimbursements of $0.7 million within the next twelve months.

Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2023 and 2022:

		Year Ended December 31,
($ in thousands)	Classification	2023	2022
Operating Leases
Lessor has minority interest in SLO	Rent expense	$—	$513
Lessor has minority interest in MedMar	Rent expense	288	288
Lessor is an MVS shareholder	Rent expense	1,187	1,187

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$306	$306
Lessor has minority interest in MedMar	Interest expense	246	270
Lessor is an MVS shareholder	Depreciation expense	90	81
Lessor is an MVS shareholder	Interest expense	69	76

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities as of December 31, 2023 and December 31, 2022:

	December 31, 2023		December 31, 2022
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,294	$1,345	$1,415	$1,456
Lessor is an MVS shareholder	5,332	5,429	5,849	5,907

Finance Leases
Lessor has minority interest in MedMar	$1,729	$2,210	$2,034	$2,452
Lessor is an MVS shareholder	583	502	596	555
The Company has other financing liabilities with related parties associated with certain properties. For both the years ended December 31, 2023 and 2022, the Company recorded interest expense on those finance liabilities of $0.3 million. As of December 31, 2023 and 2022, the Company had finance liabilities totaling $1.4 million and $1.5 million, respectively. All of these finance liabilities are due to an entity controlled by an MVS shareholder.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2023 and December 31, 2022, due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•Level 3 – Inputs for the asset or liability that are not based on observable market data.
There have been no transfers into or out of level 3 during the periods ended December 31, 2023 and December 31, 2022.
The following tables summarize the Company’s financial instruments as of December 31, 2023 and December 31, 2022:

	December 31, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$103,429	$—	$—	$—	$103,429
Restricted cash[1]	5,091	—	—	—	5,091
Security deposits[2]	4,408	—	—	—	4,408
Accounts receivable, net	51,070	—	—	—	51,070
Loans receivable, short-term	1,421	—	—	—	1,421
Loans receivable, long-term	826	—	—	—	826
Investments	—	49	81	600	730

Financial Liabilities:
Accounts payable	$27,587	$—	$—	$—	$27,587
Accrued liabilities	69,079	—	—	—	69,079
Short-term borrowings	11,817	—	—	—	11,817
Current portion of lease liabilities	9,416	—	—	—	9,416
Deferred consideration and other payables, short-term	—	—	—	—	—
Lease liabilities	163,811	—	—	—	163,811
Deferred consideration, long-term	—	—	—	6,577	6,577
Long-term notes and loans payable	497,713	—	—	—	497,713
Other long-term liabilities	21,600	—	—	—	21,600
1Restricted cash balances include various escrow accounts related to investments, acquisition, and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.

	December 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$119,341	$—	$—	$—	$119,341
Restricted cash[1]	2,169	—	—	—	2,169
Security deposits[2]	4,367	—	—	—	4,367
Accounts receivable, net	56,492	—	—	—	56,492
Loans receivable, short-term	447	—	—	—	447
Loans receivable, long-term	823	—	—	—	823
Investments	—	136	432	660	1,228

Financial Liabilities:
Accounts payable	$28,093	$—	$—	$—	$28,093
Accrued liabilities	65,161	—	—	—	65,161
Short-term borrowings[3]	10,976	—	—	—	10,976
Current portion of lease liabilities[3]	8,959	—	—	—	8,959
Deferred consideration and other payables, short-term	6	7	—	47,821	47,834
Lease liabilities[3]	173,345	—	—	—	173,345
Deferred consideration, long-term	—	—	—	7,770	7,770
Long-term notes and loans payable[3]	476,891	—	—	—	476,891
Other long-term liabilities	7,000	—	—	—	7,000
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
3 December 31, 2022 balances have been updated to reflect current year presentation changes. See “Reclassifications” in the “Critical Accounting Estimates, Judgements and Assumptions” section above.

Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2023 and December 31, 2022 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Amended Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk
The Company prepares its financial statements assuming that the Company will continue as a going concern. For the year ended December 31, 2023, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of December 31, 2023 and December 31, 2022, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $0.3 million in foreign currency exchange losses during the year ended December 31, 2023 and $0.9 million in foreign currency exchange gains during the year ended December 31, 2022.

As of December 31, 2023 and December 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii)Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Amended Senior Loan accrues interest at a rate of 9.5%, per annum and has an effective interest rate of 11.0%. The Company’s Mortgage Loans accrue interest at a rate of 8.4%, per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred consideration and other payables that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred consideration and other payables, short-term with a corresponding change to Other income, net.
(iv)Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operation of the Company’s business.

(vi) Economic Risk

The Company’s business, financial condition and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and operating results.

(vii) Inflation Risk

The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs and operating expenses, which have adversely impacted our operating results. The Company anticipates inflationary pressures to continue throughout 2024. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA

Cresco Labs has the following securities issued and outstanding, as of December 31, 2023:

Securities	Number of Shares (in thousands)
Super Voting Shares	500
Subordinate Voting Shares[1]	320,757
Proportionate Voting Shares[2]	18,950
Special Subordinate Voting Shares[3]	2
Redeemable Shares	96,699
1SVS includes shares pending issuance or cancellation
2PVS presented on an “as-converted” basis to SVS (1-to-200)
3SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

FEDERAL REGULATORY ENVIRONMENT
Canadian-Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.
In accordance with Staff Notice 51-352, Cresco Labs will evaluate, monitor and reassess the disclosures contained herein and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. As a result of the Company’s operations, it is subject to Staff Notice 51-352 and accordingly provides the following disclosure:

Cresco Labs currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2023, the Company is directly involved (through licensed subsidiaries) in both the medical and adult-use cannabis industry in the states of California, Florida, Illinois, Massachusetts, Michigan, New York, Ohio and Pennsylvania as permitted within such states under applicable state law which states have regulated such industries.
The cultivation, sale and use of cannabis is illegal under federal law pursuant to the U.S. Controlled Substance Act of 1970 (“CSA”). Under the CSA, the policies and regulations of the U.S. Federal Government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.
Unless and until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. Federal Government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.
Despite the current state of the federal law and the CSA, the states of Alaska, Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maryland, Massachusetts, Maine, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, Washington and the District of Columbia, have legalized adult-use of cannabis. Adult-use sales have not yet begun in Minnesota, Ohio, Delaware or Virginia. Additionally, although the District of Columbia voters passed a ballot initiative in November 2014, no adult-use operations exist yet because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.
Currently, over three quarters of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, provided that there are strict purchasing or possession limits. However, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions.

The Company’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the U.S. Accordingly, there are significant risks associated with the business of the Company. Unless and until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law.
For these reasons, the Company’s investments in the U.S. cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian authorities. There are risks associated with the business of the Company. See sections “Risk Factors,” “General Development of the Business” and “Description of the Business” in the Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR.

On November 20, 2019, the House Judiciary Committee approved the Marijuana Opportunity Reinvestment and Expungement Act of 2019 (the “MORE Act”) by a 24 to 10 vote. The MORE Act would decriminalize and remove cannabis as a Schedule I controlled substance. Following the Judiciary Committee approval in November 2019, the MORE Act was passed by the House by a vote of 228-164 in December 2020. The bill did not advance in the U.S. Senate. The bill was reintroduced by Representative Nadler (D-NY) in May 2021. On September 30, 2021, the MORE Act passed the House Judiciary Committee by a vote of 26-15. Two Republicans joined all of the committee’s Democratic members to move the bill forward. On April 1, 2022, the U.S. House of Representatives passed the MORE Act once again. The bill was received in the Senate and read twice and referred to the Committee on Finance; however, the bill was not brought to a vote in 2022 and would need to be reintroduced by the new Congress. On September 22, 2023, Rep. Nadler reintroduced the MORE Act (H.R. 5601) where it has yet to receive a committee hearing.
On April 19, 2021, the SAFE Banking Act of 2019 (the “SAFE Banking Act” or “SAFE”) again passed the U.S. House of Representatives by a 321–101 vote. The U.S. Senate opted to pursue comprehensive federal reform legislation rather than bring the SAFE Banking Act up for a regular order vote due to proposed comprehensive federal reform legislation led by Senate Majority Leader Chuck Schumer (D-NY), Senator Ron Wyden (D-OR) and Senator Cory Booker (D-NJ). On April 26, 2023, SAFE was reintroduced as a bipartisan and bicameral piece of legislation by Sen. Jeff Merkley (D-OR), Sen. Steve Daines (R-MT), Rep. Dave Joyce (R-OH), and Rep. Earl Blumenauer (D-OR). The reintroduced bill included important new changes that could provide opportunities for non-depository Community Development Financial Institutions and Minority Depository Institutions. In May 2023, the Senate Committee on Banking, Financial Services, and Urban Affairs discussed SAFE during their hearing titled, “Examining Cannabis Banking Challenges of Small Businesses and Workers.” On September 27, 2023, the SAFE Banking Act passed in the Senate Banking Committee, demonstrating bipartisan support for allowing state-legal marijuana businesses to access financial services and setting up the bill for a full vote in the chamber. The 23-member committee voted 14-9 in favor of sending the bill to the Senate floor with technical amendments. It is the first time the banking legislation rebranded as the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act has garnered a yes vote in the Senate. There is no timetable on a full Senate vote on the SAFER Banking Act.

On October 6, 2022, President Joe Biden announced he will take executive action to pardon thousands of people convicted of marijuana possession under federal law. President Biden said he would also encourage state governors to take similar action with state offenses and asked the U.S. Department of Health and Human Services and the U.S. Department of Justice to review how marijuana is scheduled, or classified, under federal law. The head of the U.S. Department of Health and Human Services (“HHS”) is aiming to present President Joe Biden with a federal cannabis scheduling decision as agencies work “as quickly as we can” to complete an administrative review, according to Secretary Xavier Becerra. The FDA, under HHS, is carrying out an eight-step scientific review into marijuana to determine whether it should be rescheduled, descheduled or remain in Schedule I, which is reserved for the most strictly controlled drugs under the Controlled Substances Act. On August 30, 2023, the HHS delivered a recommendation to the Drug Enforcement Administration to move cannabis from Schedule I to Schedule III. The HHS recommendation means that the nation’s top health agency no longer considers cannabis a drug that lacks medical value and carries the high potential for abuse. The DEA has confirmed that it received the HHS recommendation and will initiate a five-factor review, which differs from HHS’s eight-factor criteria. In early 2024, it was reported that the DEA sent a letter to congressional Cannabis Caucus co-chair Rep. Earl Blumenauer (D-OR), stating it was ‘now conducting its review’ into the potential rescheduling of cannabis. The letter from DEA confirmed that it had received the HHS rescheduling recommendations, and also asserted that it has ‘final authority’ over the decision.

On December 27, 2022, Congresswoman Rep. Nancy Mace (R-SC) filed a bill that would provide federal tax relief for cannabis businesses by amending the Internal Revenue Service’s 280E Code. The bill would allow state-legal cannabis operators to be able to deduct business expenses on their federal taxes, an option applicable to any other legal business. The bill did not receive a vote. On April 17, 2023, Rep. Earl Blumenauer (D-OR), refiled the bill, the Small Business Tax Equity Act, which would amend Internal Revenue Service (“IRS”) code 280E to allow state-legal cannabis businesses to take federal tax deductions. Rep. Mace (R-SC), together with Rep. Barbara Lee (D-CA) and Rep. Joyce (R-OH) , are cosponsors of the refiled bill in addition to Rep. Blumenauer (D-OR).

On April 14, 2023, Rep. Joyce (R-OH) and House Democratic Leader Hakeem Jeffries (D-NY) reintroduced bipartisan legislation, the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment Act (“PREPARE Act”), which would create a process for the federal government to establish regulations for cannabis upon legalization. The PREPARE Act directs the U.S. Attorney General to establish the “Commission on the Federal Regulation of Cannabis” to advise on a regulatory framework modeled after Federal and State regulatory frameworks with respect to alcohol.

On April 19, 2023, Rep. Joyce (R-OH) and Rep. Alexandria Ocasio-Cortez (D-NY) introduced the Harnessing Opportunities by Pursuing Expungement Act. This bipartisan bill would reduce the financial and administrative burden on states with respect to expunging cannabis offenses. Specifically, the bill would create a new grant program under the U.S. Department of Justice, the State Expungement Opportunity Grant Program, and authorize it to be funded up to $20.0 million over the span of Fiscal Years 2024-2033.
On April 19, 2023, Rep. Lee (D-CA) introduced the Veterans Medical Marijuana Safe Harbor Act, with 12 cosponsors. Sen. Schatz (D-HI) is leading a companion measure filed on April 20, 2023. The bills seek to legalize medical cannabis for military veterans. Physicians employed by the U.S. Department of Veterans Affairs would also be permitted to make recommendations for medical cannabis for the first time under the bill.
On April 20, 2023, Rep. Mast (R-FL) filed the Gun Rights and Marijuana Act, which would allow medical cannabis patients and adult-use consumers to purchase and possess firearms.
On December 7, 2023, Rep. Joyce (R-OH), joined by four colleagues— Rep. Blumenauer (D-OR), Rep. Mast (R-FL), Rep. Chavez‐DeRemer (R-OR), and Rep. Carter (D-LA)— introduced a revised version of the Strengthening the Tenth Amendment Through Entrusting States (STATES) Act. The bill removes marijuana as a substance covered by the federal Controlled Substances Act. This means marijuana will no longer be on the Drug Enforcement Administration’s list of controlled substances. It would also federally decriminalize people using, selling, or transferring marijuana if it is legal in their state, territory, or tribal reservation and if they comply with state regulations. Finally, it allows for interstate commerce in marijuana and would authorize the federal government to regulate and track interstate marijuana commerce to make sure the commerce remains between jurisdictions where it is legal.

THE STATES IN WHICH WE OPERATE, THEIR LEGAL FRAMEWORK AND HOW IT AFFECTS OUR BUSINESS

Illinois Operations
The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical cannabis, became effective January 1, 2014. There were over forty-one (41) qualifying conditions as part of the initial medical program.
The Opioid Alternative Pilot Program launched on January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical cannabis as an alternative in situations where an opioid could generally be prescribed. Under this program, patients with doctor approval can receive near-immediate access to cannabis products from an Illinois licensed dispensary. The Opioid Alternative Pilot Program eliminates the previously required fingerprinting and background checks that often delay patients’ access to medical cannabis by up to three months.

In January 2019, J.B. Pritzker was sworn into office as Governor of Illinois. Cresco Labs’ CEO and co-founder, Charles Bachtell, was appointed to the Cannabis Legalization Subcommittee of the Governor’s transition team. Cannabis Legalization was one of four subcommittees under the Governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee were to evaluate and develop implementation recommendations for the Governor’s platform on legalizing cannabis.
In June 2019, the Illinois House of Representatives and Senate passed Senate Bill (“SB”) 2023 which added eleven (11) additional debilitating illnesses such as chronic pain, migraines and irritable bowel syndrome to the list of qualifying medical conditions. This bill was signed into law in August 2019 by Governor J.B. Pritzker.
Additionally, in June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act (“CRTA”) into law, making Illinois the 11th state to legalize recreational cannabis. Adult-use sales of cannabis in Illinois began on January 1, 2020.
Cresco Labs is licensed to operate in the State of Illinois as a medical and adult-use cultivator and product manufacturer. Phoenix Farms, LLC (“Phoenix”), PDI Medical III, LLC (“PDI”), FloraMedex, LLC (“FloraMedex”), MedMar Lakeview, LLC (“MedMar Lakeview”) and MedMar Rockford, LLC (“MedMar Rockford”) are each licensed to operate retail dispensaries in the State of Illinois. Further, each of these medical dispensary licenses allowed for one (1) additional adult-use dispensary license, for a total of ten (10) dispensary locations, which are all now open and branded as Sunnyside* dispensaries. In November 2021, the Company relocated its Sunnyside* dispensaries in Buffalo Grove and Lakeview (Chicago) to larger facilities. The 10,000 square-foot Sunnyside* Lakeview location is approximately 400 feet from Wrigley Field, the home of the Chicago Cubs, making it the closest cannabis dispensary in the country to a national sports stadium. Under applicable laws, the licenses permit Cresco Labs and its subsidiaries to collectively cultivate, manufacture, process, package, sell and purchase cannabis pursuant to the terms of the licenses, which are issued by the Illinois Department of Agriculture (“IDOA”) and the Illinois Department of Financial and Professional Regulation (“IDFPR”) under the provisions of the Illinois Revised Statutes 410 ILCS 130 and 410 ILCS 705. All licenses are, as of the date hereof, active with the State of Illinois, including three (3) transportation licenses. There are currently seven (7) categories of licenses in Illinois: (i) medical cultivation/processing; (ii) adult-use cultivation/processing; (iii) adult-use dispensary; (iv) medical-use dispensary; (v) craft grower; (vi) infuser and (vii) transporting. The licenses are independently issued for each approved activity.
All cultivation/processing establishments and transporters must register with the IDOA and all dispensaries must register with the IDFPR. If applications contain all required information and after vetting, establishments are issued a license/registration certificate. Registration certificates for medical cannabis operations are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Registration certificates for adult-use cultivation are valid for a period of one (1) year. Registration certificates for adult-use dispensing are valid for a period of two (2) years. Registration certificates for both adult-use cultivation and dispensing are subject to renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the IDOA or IDFPR and include a renewal form. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Illinois cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Illinois cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The retail dispensary licenses held by Phoenix, PDI, FloraMedex, MedMar Lakeview and MedMar Rockford permit the Company to purchase cannabis and cannabis products from cultivation/processing facilities, craft growers and infusers and allows the sale of cannabis and cannabis products to registered patients at five (5) locations and adult-use customers at all Illinois dispensaries. As of December 31, 2023, the Company has opened ten (10) Sunnyside* dispensary locations in Illinois, the maximum allowed by the State of Illinois. Two (2) of the ten (10) are located within the City of Chicago.

The three (3) medical cultivation licenses held by Cresco Labs permit it to acquire, possess, cultivate, manufacture/process into edible medical cannabis products and/or cannabis marijuana-infused products, deliver, transfer, test, transport, supply or sell cannabis and related supplies to medical cannabis dispensaries. In September 2019, the three (3) cultivation facilities were approved for growing adult-use cannabis by the IDOA, for a total cultivation capacity of 630,000 square feet, the maximum allowed by law.

The CRTA mandated that the IDOA issue up to forty (40) craft grower licenses by July 1, 2020. The CRTA further required the IDOA to issue up to sixty (60) craft grower licenses by December 21, 2021. After January 1, 2022, the IDOA may, by rule, modify or raise the number of craft grower licenses. However, at no time may the number of craft grower licenses exceed one hundred fifty (150). Pursuant to the CRTA, the IDOA was also required to issue up to forty (40) infuser licenses by July 1, 2020 and then could issue up to sixty (60) additional infuser licenses by December 21, 2021. Prior to the issuance of these up to sixty (60) additional licenses, the CRTA permits the IDOA to adopt emergency rules to modify or raise the number of infuser licenses. After January 1, 2022, the IDOA may again modify or raise the number of infuser licenses by rule. The IDOA is also authorized under the CRTA to issue an unlimited amount of transporter licenses, starting, according to the CRTA, no later than July 1, 2020. On August 2, 2021, the IDOA announced that it had issued the first round of adult-use cannabis licenses under the CRTA. In total, on that day, it issued thirty-two (32) initial craft grower licenses, twenty-eight (28) infuser licenses and nine (9) transporter licenses. Since that time, the IDOA has issued additional licenses, as authorized under the CRTA.
The Cannabis Regulation and Tax Act also requires the award of conditional adult-use dispensing licenses by the IDFPR. On September 3, 2021, the IDFPR announced the results of several lotteries to award one hundred eighty-five (185) conditional adult-use dispensing licenses that had been part of an application process since early 2020. However, as a result of a series of lawsuits, those licenses were not immediately formally awarded. On July 22, 2022, the IDFPR began issuing Conditional Adult-Use Dispensing Organization Licenses, awarding one hundred forty-nine (149) Conditional Licenses initially. The IDFPR previously announced its intention to conduct an additional lottery to award conditional adult-use dispensing organization licenses and resolve pending litigation. With court approval, the IDFPR conducted fifty-one (51) corrective lotteries over three days. The Qualifying Applicant Lottery was held on June 21, 2022; the Social Equity Justice Involved Lottery was held on June 22, 2022 and the Tied Applicant Lottery was held on June 23, 2022.

In August 2022, following almost a year of delays, the State of Illinois resumed issuing social equity licenses, issuing one hundred seventy-seven (177) of the one hundred eighty-five (185) licenses it was supposed to issue as of late July 2022. On November 10, 2022, IDFPR announced the issuance of the first full adult-use cannabis dispensing organization licenses to social equity applicants.

In January 2023, Illinois regulators implemented several modifications for social equity applicants vying for one of the state’s fifty-five (55) new adult-use retail licenses. Among the changes, license seekers faced a simpler application, related fees will drop from $2,500 to $250 and all winners will be selected via lottery. IDFPR said it would begin accepting applications January 30, 2023 after distributing them across the state’s seventeen (17) dedicated regions.

Other application modifications included:

•Eliminating residency requirements and bonus points for military veterans;
•Removing an allowance for applicants to gain social equity status by hiring at least ten (10) employees who lived in disproportionate areas of marijuana arrests or were arrested or convicted of low-level marijuana offenses; and
•Applicants can only apply for licenses in one (1) region and file only one (1) application.

In late April 2023, IDFPR announced it received 2,693 applications for the latest lottery, which was conducted on July 13, 2023. Lottery participants who were selected to receive licenses have forty-five (45) days to submit proof of their conditional dispensing organization license eligibility.

In June 2023, Governor J.B. Pritzker signed a budget bill that includes provisions that will allow licensed cannabis businesses to take state tax deductions that are currently prohibited from utilizing at the federal level due to an IRS code known as 280E. The key section now enacted decouples cannabis businesses from the federal tax policy, which currently bans the industry from making key deductions that are available to other traditional markets, significantly increasing the effective tax rate that they pay. The provision will be added to the state’s existing tax code to allow cannabis business deductions for “an amount equal to the deductions that were disallowed under Section 280E of the Internal Revenue Code for the taxable year” as of the current tax year.

On September 14, 2023, Chicago 2nd Ward Alderman and Public Safety Committee Chairman Brian Hopkins introduced an ordinance that would limit the sale of Delta-8 and other intoxicating, hemp-derived products. Under Hopkins’ plan, only state-licensed marijuana businesses could sell most tetrahydrocannabinol (“THC”) products in Chicago. That includes synthetic cannabis like products containing Delta-8, Delta-10 and THC-O. Other businesses could only stock hemp-based offerings with negligible amounts of Delta-9 that correspond with the Farm Bill. They also could not call themselves dispensaries, advertise the sale of THC or use iconography commonly associated with cannabis, like images of a cannabis plant. The ordinance was referred to the City Rules Committee and is awaiting a hearing.
On December 8, 2023, Illinois Gov. JB Pritzker signed a bill into law that waives the annual licensing fees for existing cannabis transporters for three years beginning January 1, 2024. The legislation, Senate Bill 1559, also restricts the Illinois Department of Agriculture from making available or accepting new license applications for cannabis transporters until January 2027. In addition, the new law provides that upon completion of a disparity and availability study published by the Illinois Cannabis Regulation Oversight Office, the Department of Agriculture may modify or change the licensing application process to reduce or eliminate barriers and remedy any discrimination identified in the study.

Pennsylvania Operations
The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16 and provided access to state residents with one (1) of twenty-one (21) qualifying conditions. The state, which consists of over 12 million U.S. citizens and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The state originally awarded only twelve (12) licenses to cultivate/process and twenty-seven (27) licenses to operate retail dispensaries (which entitled holders up to three (3) medical dispensary locations). Out of the hundreds of applicants in each license category, Cresco Yeltrah, LLC (“Yeltrah”) was awarded one (1) medical cannabis grower/processor license in Pennsylvania and one (1) dispensary license allowing three (3) dispensary locations in Pennsylvania. Cresco Labs was awarded the second highest overall score during the application process. On June 30, 2021, Pennsylvania Governor Tom Wolf signed into law PA House Bill (“HB”) 1024, amending Act 16. HB 1024 implemented several changes to Act 16 including but not limited to the ability for grower/processors to obtain and transport bulk post-harvest plant material between grower/processors to process medical marijuana. The amendatory legislation also expanded the list of qualifying conditions, permits limited remediation of cannabis flower, requires the Department of Agriculture to update its list of approved pesticides and expands the number of clinical registrants and affords clinical registrants with the same rights as grower/processors.
Retail sales commenced in February 2018 to a limited number of retail locations across the state. On February 15, 2018, Yeltrah was the first grower/processor to release product into the Pennsylvania market, approximately six (6) weeks ahead of any other producer, and its dispensary was the first to sell product to patients in the state.
On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which would include thirteen (13) additional cultivation/processing licenses and twenty-three (23) additional dispensary licenses. The application period ran from April 2018 through May 2018. Yeltrah submitted additional dispensary applications and in December 2018 one (1) additional dispensary license was obtained to open three (3) additional dispensary locations, for a total of six (6) dispensary locations in the State of Pennsylvania. All six (6) dispensary locations are currently operational.

Under applicable laws, the licenses permit Yeltrah to cultivate, manufacture, process, package, sell and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the Pennsylvania Department of Health (“PDOH”) under the provisions of Medical Marijuana Act (35 P.S. §10231.101 — 10231.2110) and Chapters 1141a, 1151a and 1161a of the Pennsylvania regulations. In the latter half of 2022, the PDOH completed the process of revising its medical regulations, which were implemented in the first quarter of 2023.

There are three (3) categories of licenses in Pennsylvania: (i) grower/processer, (ii) dispensary and (iii) clinical registrant. The Yeltrah licenses are independently issued for each approved activity for use at Yeltrah facilities in Pennsylvania.

All grower/processor establishments and all dispensaries must register with the PDOH. Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Pennsylvania cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Pennsylvania cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The retail dispensary licenses permit Yeltrah to purchase marijuana and marijuana products from grower/processer facilities and allows the sale of marijuana and marijuana products to registered patients. The medical grower/processor license permits Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries.
On November 24, 2021, Cresco Labs completed its acquisition of Bay, LLC d/b/a Cure Pennsylvania for aggregate consideration of $89.0 million. The acquisition added one (1) additional dispensary license, which allowed for three (3) additional dispensary locations in the State of Pennsylvania. All three (3) dispensary locations are operational and have been rebranded as Sunnyside* dispensaries.
On December 9, 2021, Cresco Labs completed its acquisition of Laurel Harvest for consideration equal to $136.7 million. Laurel Harvest’s permit is a Clinical Registrant permit license (“CR”). A CR permittee is required to have a contractual relationship with an academic clinical research center under which the academic or clinical research center provides advice to the permit holder regarding patient health and safety, medical applications and dispensing and management of controlled substances, among other things. Laurel Harvest has a contractual relationship with Temple University, which has established one of the most sophisticated cannabis research programs in the country. A CR permittee is approved by the PDOH to hold a permit as both a grower/processor and a dispensary. At the time of the acquisition, Laurel Harvest had one (1) operational dispensary in Montgomeryville. The CR permit entitled Laurel Harvest to an additional five (5) dispensary locations throughout the Commonwealth. In the first quarter of 2022, the dispensary was rebranded as a Sunnyside* dispensary. On February 8, 2023, a second dispensary under the Laurel Harvest license opened in Erie, PA. On June 29, 2023, the Company announced the opening of the third and fourth dispensaries under the Laurel Harvest license in Somerset and Washington, PA. The fifth dispensary under the Laurel Harvest license opened on October 5, 2023 in Altoona, PA. The sixth dispensary, location in Gettysburg, PA, opened during the first quarter of 2024.
On September 1, 2022, the Company closed on a sale and leaseback transaction to sell its Brookville, Pennsylvania, facility to Aventine Property Group (“Aventine”). Concurrent with the closing of the sale, the Company entered into a long-term, triple-net lease agreement with Aventine regarding the property and will continue to operate the facility as a permitted cannabis cultivation and processing facility.

Governor Josh Shapiro (D) frequently issued support for legalizing adult-use cannabis during his campaign. Democrats won enough seats in the November 2022 midterm elections to control Pennsylvania’s House for the first time in over a decade. Governor Shapiro has said legalization efforts must include criminal justice reform, specifically mentioning expungement of non-violent marijuana convictions. Governor Shapiro included legalizing and taxing cannabis in his 2023-2024 budget. A bipartisan pair of Pennsylvania senators have introduced a bill to legalize cannabis in the state. Senators Dan Laughlin (R) and Sharif Street (D) filed the legislation in June, about two months after first announcing their plans to team up on a reform push again after their joint cannabis efforts in prior sessions. The two senators previously sponsored a legalization bill that was not ultimately enacted last session, but they say the newly filed proposal represents a significant improvement that they hope to advance. The bill remains in the Senate and has not yet received a hearing.

On October 6, 2023, the Pennsylvania House of Representatives (the “House”) approved a large-scale tax reform bill that contains language to provide state-level relief to medical marijuana businesses. The provisions would allow state-licensed medical cannabis businesses to take state tax deductions as a partial workaround to the IRS code known as 280E that prohibits such deductions at the federal level. The House approved the tax bill in a party-line vote of 102-101, sending it to the Republican controlled Senate where it currently remains.

On December 15, 2023, Pennsylvania Governor Josh Shapiro signed a bill to allow all licensed medical cannabis grower-processors to serve as retailers and sell their cannabis products directly to patients. Under the measure, the state Department of Health will create a process to allow the state’s ten (10) independent marijuana grower-processors to apply to obtain a dispensary permit to engage in direct commerce with patients. Additionally, the state’s four (4) independent dispensaries can also get grower permits to cultivate products in-house.

Ohio Operations
HB 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“OMMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. HB 523 required that the framework for the OMMCP become effective as of September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product.
The three (3) following state government agencies are responsible for the operation of OMMCP: (1) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (2) the State of Ohio Board of Pharmacy (“Ohio Pharmacy Board”) is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee and (3) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended.
Several forms of medical marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, lotions, creams, patches and any other forms approved by the State of Ohio.

On June 4, 2018, the Ohio Pharmacy Board awarded fifty-six (56) medical marijuana provisional dispensary licenses. The licenses were awarded after an extensive review of three hundred seventy-six (376) submitted dispensary applications.

By rule, the Ohio Pharmacy Board was limited to issuing up to sixty (60) dispensary licenses across the state, of which fifty-eight (58) were initially issued but had the authority to increase the number of licenses. The Ohio Pharmacy Board opened up a new application period for dispensaries, increasing the potential number of dispensaries in the state to one hundred thirty-one (131). A drawing was held on January 27, 2022 to ultimately award seventy-three (73) provisional dispensary licenses. The initial drawing simply determined the order in which each applicant was selected by region. Official winners were not announced at that time. On May 16, 2022, the Ohio Pharmacy Board issued seventy (70) provisional dispensary licenses as part of the RFA II process (three (3) were held for further vetting and two (2) have since been awarded – seventy-two (72) in total). To date, the Ohio Pharmacy Board has issued one hundred twenty (120) Dispensary Certificates of Operation and twelve (12) provisional dispensary licenses. However, the Ohio Pharmacy Board left unchanged a regulation that limits the number of dispensary certificates of operation that a single owner can hold at five (5). Per the program rules, the Ohio Pharmacy Board will consider, on at least a biennial basis, whether enough medical marijuana dispensaries exist, considering the state population, the number of patients seeking to use medical marijuana and the geographic distribution of dispensary sites.
Cresco Labs Ohio, LLC (“Cresco Labs Ohio”) was awarded one (1) dispensary license located in Wintersville, Ohio. The dispensary license permits Cresco Labs Ohio to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients. Cresco Labs Ohio applied for and, on November 30, 2017, received one (1) cultivation license. Cresco Labs Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio. The medical cultivation license authorizes Cresco Labs Ohio to grow, harvest, package and transport medical marijuana products. On December 12, 2018, Cresco Labs Ohio was granted the first dispensary Certificate of Operation in the state. Retail sales commenced on January 16, 2019, with the first cannabis sale taking place at the Wintersville dispensary. This was the second state medical marijuana program in which the Company was first to market.

On June 8, 2020, Cresco Labs Ohio was granted a provisional processing license by the State of Ohio. This license allows Cresco Labs Ohio to extract oils and manufacture products from cannabis which provides the Company the ability to sell its entire brand portfolio in Ohio. Cresco Labs Ohio received its Certificate of Operation to begin processing activities on June 11, 2021.

Ohio cultivation and processor licenses are renewable annually by the Ohio Department of Commerce (“ODOC”). Renewal applications are due at least thirty (30) days prior to the expiration date of the Certificate of Operation. The ODOC shall grant a renewal if the renewal application was timely filed, the annual fee was timely paid, there are no reasons warranting denial of the renewal and the cultivator/processor passes inspection. Ohio dispensary licenses expire biennially on the date identified on the certificate. Renewal information, including a renewal fee, must be submitted at least forty-five (45) days prior to the date the existing certificate expires. If the dispensary is operated in compliance with Ohio dispensary regulations and the renewal fee is paid, the Ohio Pharmacy Board shall renew the Certificate of Operation within forty-five (45) days after the renewal application is received. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Ohio cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Ohio cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
On February 16, 2021, the Company completed its acquisition of Verdant Creations, LLC for total consideration of $25.0 million. The acquisition added dispensaries in Cincinnati, Chillicothe, Newark and Marion, Ohio. This acquisition brought the Company’s dispensary presence in Ohio to five (5), the maximum allowed by the State of Ohio.

On July 3, 2023, Governor Mike DeWine signed HB 33 (Ohio’s Operating Budget) which included language to consolidate the medical marijuana program under the ODOC, creating the Division of Marijuana Control and removing the Ohio Pharmacy Board’s regulatory authority.

The 2021 to 2022 adult-use ballot initiative, which had been in process, was pushed back to the 2023 November election cycle. On January 28, 2022, Ohio Secretary of State Frank LaRose announced that the Coalition to Regulate Marijuana Like Alcohol (the “Coalition”) had submitted enough valid signatures to trigger an “initiated statute” process, which places the group’s adult-use cannabis statute before the legislature. Lawmakers had four months to act on the bill. If the bill is amended or not acted upon, the Coalition could have accepted the legislature’s response or gather enough signatures to place the question of adult-use cannabis legalization on the general election ballot.
After conducting a signature gathering and ballot initiative campaign, the Coalition-led initiated statute was struck from last year’s ballot after disagreement with state lawmakers over the interpretation of a 10-day deadline related to ballot initiatives outlined by the Ohio Constitution. A lawsuit ensued, and the parties eventually settled: Secretary LaRose resubmitted the petition when a new slate of legislators convened in January 2023 and allowed the Coalition to reuse the initial signatures it collected in support of legalizing cannabis.

On August 16, 2023, a renewed proposal to legalize recreational adult-use of marijuana in Ohio was cleared to appear on statewide ballots after the Republican-led state Legislature failed to act on it. Early in-person voting began on October 11, 2023 for the Ohio marijuana legalization initiative for the statewide election held on November 7, 2023. The measure, sponsored by the Coalition to Regulate Marijuana Like Alcohol, was listed as Issue 2 in the voting materials, and appeared on the ballot with a proposed constitutional amendment to protect reproductive rights including abortion.

The proposed ballot initiative would legalize recreational marijuana in Ohio for adults twenty-one (21) and older, who would be permitted to possess up to 2.5 ounces of marijuana and up to 15 grams of cannabis concentrates. The proposal also legalizes marijuana cultivation for personal use, with adults allowed to grow up to six (6) cannabis plants at home. Households with more than one adult would be permitted to grow a total of twelve (12) plants. The commercial production and sales of cannabis products would be regulated by a new state agency dubbed the Division of Cannabis Control, which would have the authority to “license, regulate, investigate, and penalize adult-use cannabis operators, adult-use testing laboratories, and individuals required to be licensed,” according to the text of the measure. Cannabis products would carry a 10% tax, which would be dedicated to administrative costs of marijuana regulation, substance misuse treatment programs and a social equity and jobs program. Municipalities with licensed recreational marijuana dispensaries would also receive a share of cannabis tax revenue. Under the proposal’s social equity program, some cannabis cultivation and dispensary licenses would be reserved for individuals from communities that have faced disproportionate enforcement of Ohio’s current marijuana laws.

On November 7, 2023, Ohio voters approved the ballot proposal legalizing recreational marijuana, known as Issue 2. As noted above, the measure was first introduced in 2022, but was stalled by Republican lawmakers, triggering a lawsuit to get legalization on the ballot. Ohio becomes the 24th state in the U.S. to legalize adult-use cannabis use. The ballot provision became effective on December 7, 2023, with an application window for licensure anticipated in June 2024, and sales beginning in November 2024.

On December 8, 2023, Ohio Senate Republicans proposed banning at-home growing, increasing the substance's tax rate, and altering how those taxes get distributed. Senate changes would prohibit growing marijuana at home, a departure from provisions approved by voters that allow individual Ohioans to grow up to six (6) plants at home and up to twelve (12) per household. The Senate's proposal also would increase the approved tax on marijuana products from 10% to 15%. Cultivators would also be taxed at that rate under the revisions. Tax revenue would go toward general state funding, law enforcement training, substance abuse treatment and prevention, and safe driving training. Under the original statute, that revenue would have gone to local governments hosting dispensaries and a social equity program supporting those who wish to break into the cannabis industry. However, the House has signaled they are unwilling to adopt these drastic changes from the policies outlined in Issue 2.

Effective January 1, 2024, all medical marijuana responsibilities, including the regulation of dispensaries and oversight of the Patient & Caregiver Registry previously managed by the Ohio Pharmacy Board, has been consolidated within the ODOC.

In January 2024, Governor DeWine proposed allowing the state’s existing medical dispensaries to begin selling marijuana to all adults, not just registered medical patients. This would be a change that would need to be made by state lawmakers, and will likely take months before sales begin. DeWine is also urging legislative action to regulate Delta-8 THC products, which use cannabinoids derived by hemp and are unregulated at the federal level and in most states.

Additionally, there is a separate House adult-use bill being considered which would make fewer sweeping changes to what voters approved. However, it would ban sharing marijuana between adults, add a cultivator tax and similarly make several changes to the tax revenue distribution. Negotiations are ongoing between the chambers and Governors’ Office on a legislative path forward.

California Operations
In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This legalized the use, possession and cultivation of medical marijuana by patients with a physician’s recommendation.
In 2003, SB 420 was signed into law establishing an optional identification card system for medical marijuana patients.
In September 2015, the California legislature passed three (3) bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult-Use of Marijuana Act” (“AUMA”) creating an adult-use marijuana program for adults twenty-one (21) years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed SB 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. Previously, the four (4) agencies that regulated marijuana at the state level are the Bureau of Cannabis Control (“BCC”), the California Department of Food and Agriculture, the California Department of Public Health (“CDPH”) and the California Department of Tax and Fee Administration (“CDTFA”). On July 12, 2021, California Governor Gavin Newsom signed into law Assembly Bill (“AB”) 141, which established the Department of Cannabis Control (“DCC”). The DCC consolidates the BCC, CDTFA’s CalCannabis Licensing Division and CDPH’s Manufactured Cannabis Safety Branch into a single department. The DCC is charged with licensing, inspecting and providing regulatory oversight over all cannabis businesses in California.
In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requirement limits license holders to operate only in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine if they will have a marijuana licensing program and determine the number of licenses they will issue to marijuana operators.
California Operations — Cub City, LLC and Sonoma's Finest FKA FloraCal

California state and local licenses are renewed annually. Each year, licensees are required to submit a renewal application. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner and there are no material violations noted against the applicable license, the Company would expect to receive the applicable renewed license in the ordinary course of business. While the

Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company in California and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company is licensed to cultivate, manufacture and distribute medical and adult-use cannabis and cannabis-related products:
Cub City, LLC - Santa Rosa (Sonoma County)
•Cub City, LLC has been issued one (1) provisional Cultivation, Small Indoor license.
•Cub City, LLC has been issued one (1) provisional Nursery license.
•Cub City, LLC has been issued one (1) annual license for Type 11 (Distribution) License

Sonoma's Finest fka FloraCal (Unincorporated Sonoma County)
•Sonoma’s Finest has been issued one (1) provisional Cultivation, Medium Indoor license.
•Sonoma’s Finest has been issued one (1) provisional Processor license.
•Sonoma’s Finest has been issued one (1) provisional Type 11 (Distribution) license.

All provisional licenses have corresponding annual applications pending with the DCC.

In March 2022, the DCC initiated a rule making process in which it promulgated a comprehensive regulatory proposal, including amendments to its current rules that would make permanent emergency rules that had been in effect since September 2021. Comments on the proposed rules were submitted by all interested parties by April 19, 2022. The DCC then considered the comments submitted and issued an updated rule set for a second comment period. A final version of the rules was filed by the DCC with the California Office of Administrative Law on September 26, 2022. The rules are now in effect. With respect to legislation, the California legislature passed AB 195, which was signed into law by Governor Newsom on June 30, 2022. AB-195 eliminates the cannabis cultivation tax and serves to shift responsibility for collecting the cannabis excise tax from distributors to retailers.

During the second quarter of 2022, the Company initiated a plan to shut down a cultivation facility and production facility in California. As a result of this plan, the Company exercised its early termination right to reduce the existing lease terms to 180 days. All operations at the facilities ceased in the third quarter of 2022 and the corresponding licenses were surrendered in the fourth quarter of 2022.

During the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. It was determined that the Company’s shift in strategy was an indicator of impairment for associated assets. $89.5 million in goodwill impairment and $1.0 million in impairment to ROU assets was recorded to the California reporting unit during 2022. During the first quarter of 2023, the Company adjusted the values of certain leases at the facilities impacted as a result of a change in the underlying assumptions regarding renewal options for those leases. Due to differences between the carrying amounts of the ROU assets and lease liabilities associated with these leases, a gain on lease termination of $1.1 million is included in Other income (expense), net, in the Consolidated Statements of Operations. Further, the Company accelerated depreciation on leasehold improvements related to those leases, with additional depreciation expense taken on these leasehold improvements in the amount of $1.1 million during the first quarter of 2023. Further, $1.0 million of accounts receivable was reserved for and the Company recorded a $0.7 million severance accrual for one-time involuntary termination benefits.

During the third quarter of 2023, Management determined it is more likely than not that the California reporting unit carrying values exceed their fair value due to updated forecasts and projections for the reporting unit. $9.9 million in intangible asset and goodwill impairment was recorded to the California reporting unit in the third quarter of 2023.

In October 2023, Governor Newsom signed the three (3) cannabis-related bills sent to his desk by lawmakers this session, approving measures related to business licensing changes, distribution of fines collected from illicit cannabis operations and membership of a state marijuana task force. SB 833 will allow regulators at the DCC to approve requests from cannabis cultivators to change their license type to a smaller category or inactive status. AB 1448 stipulates that a portion of civil penalties that are collected following enforcement action against unlicensed marijuana businesses will be transferred from the state general fund to local treasurers in jurisdictions that brought the action against the illegal operators. AB 993 also adds representatives of the state Civil Rights Department and Department of Industrial Relations to an existing marijuana task force that is responsible for facilitating communication between state and local cannabis regulators.

New York Operations
New York States’s medical cannabis program was introduced in July 2014 when former Governor Andrew Cuomo signed the Compassionate Care Act, which legalized medical cannabis oils for patients with certain qualifying conditions. Under this program, five (5) registered organizations (“ROs”) were licensed to dispense cannabis oil to patients, with the first sale to a patient completed in January 2016. In December 2016, the New York State Department of Health (“NYSDOH”) added chronic pain as a qualifying condition and in the month-and-a-half following the addition of chronic pain, the number of registered patients increased by 18%. In August 2017, the NYSDOH granted licenses to five (5) additional ROs.
In July 2018, the NYSDOH added opioid replacement as a qualifying condition, meaning any condition for which an opioid could be prescribed is now a qualifying condition for medical cannabis. In August 2018, former Governor Cuomo, prompted by an NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts,” appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York.
On October 8, 2019, the Company completed its acquisition of Gloucester Street Capital, the parent entity of Valley Agriceuticals, LLC (“Valley Ag”). Valley Ag is one (1) of the ten (10) holders of a vertically-integrated license from NYSDOH allowing for the cultivation and processing of medical cannabis as well as the establishment of four (4) medical cannabis dispensaries in the State of New York. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that New York cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of New York cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
On January 6, 2021, former Governor Cuomo announced a proposal to legalize and create a comprehensive system to oversee and regulate adult-use cannabis in New York as part of the 2021 State of the State. Under the Governor’s proposal, a new Office of Cannabis Management (the “OCM”) would be created to oversee the new adult-use program, as well as the state’s existing medical and cannabinoid hemp programs. Additionally, an equitable structure for the adult-use market will be created by offering licensing opportunities and assistance to entrepreneurs in communities of color who have been disproportionately impacted by the war on drugs.
On February 16, 2021, former Governor Cuomo announced 30-day amendments to the Governor’s proposal to establish a comprehensive adult-use cannabis program in New York. Specifically, these amendments detailed how the $100.0 million in social equity funding will be allocated, enable the use of delivery services and refine which criminal charges will be enforced as it relates to the improper sale of cannabis to further reduce the impact on communities.

Former Governor Cuomo signed SB 854/AB 1248A on March 31, 2021, creating New York’s adult-use cannabis program. This legislation expands Cresco Labs’ potential dispensary footprint to eight (8), with three (3) dispensaries reserved to be co-located adult-use, allows existing vertical ROs to wholesale branded products and creates a strong social equity program with 50.0% of licenses dedicated to social equity applicants. The Cannabis Control Board (the “CCB”) that oversees the rollout of the program was seated in summer/early fall 2021. The CCB held its first meeting on October 5, 2021. At that meeting the CCB announced changes to the state’s medical program that would go into effect immediately including that cannabis flower could be sold to patients. Since that initial meeting, the CCB has granted certifying healthcare providers wider discretion in recommending medical cannabis, increased the amount of medical cannabis a patient can purchase at one time, and implemented home cultivation rules as well as new cannabinoid hemp rules. In December 2022, the OCM promulgated a series of adult-use regulations that would govern, among other things, the licensing process for the adult-use cannabis program. Those rules underwent a public comment and revision process and the revised version was introduced on June 14, 2023 for another public comment period. The public comment period closed on July 31, 2023 and finalized rules were adopted by the CCB on September 12, 2023. These rules went into effect as of September 27, 2023. OCM has adopted other adult-use regulations, including those governing packaging, labeling, marketing, advertising and laboratories.

Previously, on March 30, 2022, proposed rules related to the issuance of conditional adult-use retail dispensary licenses were published by the OCM. Those rules underwent a public comment period and final rules were approved by the CCB on July 14, 2022. The regulations went into effect on August 3, 2022. In addition to the adoption of rules and ongoing rule makings, on February 22, 2022, the current governor of New York, Kathy Hochul, signed legislation that provided a path for New York’s existing hemp operators to obtain provisional cannabis cultivator and processor licenses. Under that law, hemp farmers that were licensed with the Department of Agriculture as of December 31, 2021 would be allowed to cultivate up to 43,500 square feet outdoors, 25,000 square feet in greenhouse facilities, or no more than 30,000 square feet comprising a combination of the outdoor and greenhouse space. The hemp businesses would be required to meet environmental sustainability, labor peace, and equity benchmarks to be allowed to cultivate and minimally process cannabis until June 2023. Hemp businesses issued provisional licenses are required to begin operations within six months of the license being issued. After June 2023, the hemp businesses are required to apply for a cultivator or processor license.

Through the aforementioned agreements and regulatory approval, Cresco Labs now has a license for a cultivation and manufacturing facility within New York State, as well as four (4) dispensary locations strategically located across the state. These four (4) dispensary locations are branded as Sunnyside* dispensaries. The Company has successfully renewed its initial licenses and all licenses are, as of the date hereof, active with the State of New York.
Further, New York State’s fiscal year 2022 to 2023 budget includes Section 280E Deductions, which permits tax deductions for commercial cannabis activity. This applies to taxable years beginning on January 1, 2023. The budget also includes a $200.0 million Social Equity Fund, which allows New York State to invest in a private fund to finance the leasing and equipping of up to one hundred and fifty (150) conditional adult-use retail dispensaries in New York State to be operated by individuals who have been impacted by the inequitable enforcement of marijuana laws.

Through the OCM, New York began issuing licenses for cannabis cultivation and processing in April and August of 2022, respectively. Approximately two hundred seventy-nine (279) conditional cultivation licenses have been granted along with approximately forty (40) conditional processor licenses. The application period for Conditional Adult-Use Retail Dispensary (“CAURD”) licenses was open from August 25, 2022 to September 25, 2022 and the state received approximately nine hundred (900) applications, for one hundred seventy-five (175) available licenses. On April 3, 2023, the CCB provisionally approved ninety-nine (99) more CAURD licenses, increasing New York’s total provisional retail dispensary licenses to one hundred and sixty-five (165). The licenses included four (4) for Western New York, one (1) for Central New York, five (5) for Mid-Hudson and three (3) for Brooklyn. The CCB had previously been prevented from issuing provisional licenses in those regions because of a court injunction. The CCB has now granted at least one (1) CAURD provisional license in each region other than the Finger Lakes, which remains blocked by court injunction. On July 19, 2023, the CCB provisionally approved an additional two hundred twelve (212) CAURD licenses, bringing the total number of provisional retail dispensary licenses in the state to four hundred and sixty-three (463). On October 4, 2023, Governor Hochul announced that hundreds of cultivation and retail licenses will be made available for individuals and businesses interested in legally growing and selling cannabis. Applications will be open for two months. In the same announcement, Hochul said the results of the aggressive enforcement against the illegal sales of cannabis state-wide resulted in more than 8,500 pounds of marijuana being seized with a street value of more than $42.0 million after two hundred forty-six (246) inspections.

On December 29, 2022, New York officially opened retail cannabis sales to adults over age twenty-one (21). Under the law passed in March 2021, consumers are allowed to purchase up to three (3) ounces of cannabis and twenty-four (24) grams of cannabis concentrate. The state currently has fifty-two (52) open adult-use dispensaries.

In June of 2023, Governor Hochul announced that Chicago Atlantic is investing up to $150.0 million senior secured capital in the New York State Cannabis Social Equity Investment Fund (“Fund”). The legislation that allowed for the Fund's creation provided for a $200.0 million cap of combined investments into it. With Chicago Atlantic's investment, the Fund will receive support to reach its funding goal of up to $200.0 million, which Governor Hochul and the Legislature sought when it adopted legislation to create support for individuals affected by the unequal enforcement of cannabis prohibition.

Also in June 2023, Governor Hochul signed A7430 into law which extends certain authorizations of conditional adult-use cultivators and processors to minimally process and distribute cannabis products until June 1, 2024.

Also part of the 2024 Budget, Governor Hochul signed a law that will allow the Office of Cannabis Management to assess civil penalties against unlicensed cannabis businesses that would undercut their efforts, with fines of up to $20,000 a day for the most egregious conduct. This legislation also makes it a crime to sell cannabis and cannabis products without a license.

In the summer of 2023, New York regulators began accepting applications for cannabis businesses interested in organizing cannabis farmers markets in the state. The CCB voted to authorize what they are calling Cannabis Growers Showcases. Regulators opened the applications and posted guidance and templates for municipal approval for the events. However, in January 2024, OCM announced the Cannabis Growers Showcase would cease. Since its inception in late 2023, the CGS program generated more than $4.0 million in sales, according to the OCM. The agency’s rationale for winding them down before the end of the year was new retail dispensaries expected to open over the next few weeks and months, making CGS events moot.

Additionally, in July 2023, the New York City Economic Development Corporation posted a request for proposal (“RFP”), soliciting lenders and an administrator for its Cannabis NYC Loan Fund, which will provide low-cost financing to social equity applicants looking to enter the marijuana market. Officials are aiming to raise $20.0-$30.0 million for the fund, which was developed in partnership with the NYC Department of Small Business Services. That includes an initial infusion of $8.0 million from the city. The total will depend on private lenders’ response to the RFP.

During the third quarter of 2023, Management determined it is more likely than not that the New York reporting unit carrying values exceed their fair value due to updated forecasts and projections for the reporting unit. $40.0 million in intangible asset and goodwill impairment was recorded to the New York reporting unit in the third quarter of 2023.

On October 4, 2023, the OCM began accepting adult-use cannabis applications for adult-use cultivator, adult-use processor, adult-use distributor, adult-use retail, adult-use microbusiness, registered organization with dispensing (“ROD”) or registered organization without dispensing (“ROND”) license types. The application window closed December, 18, 2023, however, ROD and ROND applications shall be accepted by the OCM on a rolling basis. The Company submitted its ROND application on November 21, 2023 and Valley Ag received CCB approval on December 8, 2023.

On October 17, 2023, New York’s CCB extended deadlines for general marijuana licensing applications and granted the OCM additional enforcement authority during the board’s first meeting since the application period began.

Massachusetts Operations
The Massachusetts medical cannabis market was established through “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63.0% of the vote. The first Massachusetts dispensary opened in June 2015 and by November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 “Massachusetts Marijuana Legalization” with 54.0% of the vote. In July 2017, former Governor Baker signed legislation that would lay the groundwork for the state’s adult-use market. The Cannabis Control Commission (the “CCC”) (the state’s regulatory body which creates regulations for both the medical and adult-use market) aimed to officially launch adult-use sales on July 1, 2018 but stumbling blocks, such as a lack of licensed testing labs and disagreements between officials and businesses, slowed the rollout and sales for adult-use cannabis to November 2018.
The CCC oversees the medical and adult-use cannabis programs. Each medical licensee must be vertically-integrated and may have up to two (2) locations. Licensed medical dispensaries are given priority in adult-use licensing. Adult-use cultivators will be grouped into eleven (11) tiers of production (ranging from up to 5,000 square feet to no larger than 100,000 square feet) and regulators will move a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70% of what it produced. Medical dispensaries that wish to add the ability to sell cannabis products to non-patients will be required to reserve 35% of their inventory, or the six-month average of their medical cannabis sales for medical cannabis patients. In order to achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. In both the medical and adult-use markets, extracted oils, edibles and flower products are permitted, as well as wholesaling.
On October 1, 2019, Cresco Labs acquired Hope Heal Health, Inc. (“HHH”) via certain agreements giving it operational control before cash consideration was settled. On February 7, 2020, the Company legally closed the acquisition and cash funding of $27.5 million. The closing coincided with state approval allowing recreational cannabis sales at the Company’s Fall River dispensary.
Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the CCC and include a renewal form. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Massachusetts cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Massachusetts cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On September 2, 2021, the Company completed the acquisition of 100% of the membership interests of Cultivate Licensing, LLC (“Cultivate”) for total consideration of $99.3 million. Cultivate owned and operated two (2) cultivation and manufacturing center locations, two (2) adult-use and medical dispensary locations and one (1) adult-use dispensary location. The closing of this acquisition was contingent upon the Company surrendering its adult-use retail license for the Fall River dispensary. After the closing of the acquisition, the Fall River dispensary location is medical only.
The Massachusetts Senate and House of Representatives debated and voted on bills SB 2823 and HB 4791 in April and June, respectively, and passed the bills in August of 2022. The bills address several cannabis related issues, including host community agreement reform, a social equity trust fund and the referendum process for social consumption licenses. On August 11, 2022, former Governor Baker signed both measures into law.

More recently, the CCC published proposed regulations to review Host Community Agreements (“HCA”) for compliance with the new HCA law. The regulations, if adopted, would only apply to new applications and renewals starting March 1, 2024.

Starting in January 2023, Massachusetts adopted a curriculum designed to educate teens on the risks of driving while under the influence of cannabis. Under the program, as of January 1, 2023, Massachusetts became the first state that has legalized the recreational use of marijuana to adopt the curriculum designed by AAA Northeast, according to the state Registry of Motor Vehicles. The current driver education curriculum addressing impaired driving was updated to include information on cannabis, such as how THC, the active chemical in marijuana, affects cognition, vision, reaction time, and perception of time and distance.

On June 29, 2023, municipal equity guidance was released by the CCC that states a municipality must establish initial policies to promote equity in the cannabis industry no later than July 1, 2023, and a city or town that is not a host community must establish these policies before entering an HCA. If a host community fails to establish the required social equity policies, the host community will be subject to a monetary penalty in an amount equal to the annual total of all HCA community impact fees received from all marijuana businesses operating within that host community. Additionally, the guidance stipulates that a city or town can choose to engage in a local voter initiative petition process or adopt a municipal ordinance or by-law to allow the sale of cannabis for consumption on the premises where sold.

During the second quarter of 2023, Management determined it is more likely than not that the Massachusetts reporting unit carrying value exceeded its fair value due to updated forecasts and projections for this reporting unit. As a result, a $21.5 million impairment charge reducing the carrying value of goodwill and licenses was recognized in the Unaudited Condensed Interim Consolidated Statements of Operations.

During a May 22, 2023 meeting, the CCC voted to rescind their existing Social Consumption Pilot Program regulations which would have capped the number of municipalities that could serve as a host community for social consumption establishments at twelve (12) in favor of launching a new and ongoing regulatory review and drafting process under the cannabis equity law, which contains no such cap.

In December 2023, Massachusetts regulators voted to permit cannabis transport businesses to send only one employee on deliveries, instead of two, in a move that could cut costs for such operators. By a 3-1 vote, the CCC agreed to overhaul the state’s marijuana delivery rules by easing the two-person requirement. The rule change has not yet taken effect and requires a formal rewriting of the rules as well as a vote.

Michigan Operations
In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act and the Marihuana Tracking Act and together with the MMMA (collectively, the “Michigan Cannabis Regulations”) provides a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.
On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults twenty-one (21) years of age or older and to control the commercial production and distribution of marijuana under a system that licenses, regulates and taxes the businesses involved. The act would be known as the Michigan Regulation and Taxation of Marihuana Act. In accordance with Proposal 1, LARA began accepting applications for retail (adult-use) dispensaries on November 1, 2019.
On March 25, 2019, an affiliate of the Company (the “Michigan Affiliate”) announced that it had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license in Michigan. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.
On November 13, 2019, Michigan announced any existing medically licensed businesses would be allowed to sell adult-use marijuana beginning December 1, 2019. On March 5, 2020, the Michigan Affiliate was issued a medical processing license to begin manufacturing and processing flower into edible medical marijuana products and/or medical marijuana-infused products.
In 2020, the Michigan Affiliate received approval to operate one (1) adult-use processor license and one (1) medical processor license. The Michigan Affiliate received its first medical and adult-use cultivation licenses in June 2021. Additional cultivation licenses have been added as production capacity continues to grow.
All Michigan licenses are renewed annually through the Cannabis Regulator Agency after the required fees are paid and the business remains in good standing. In addition, a sworn statement is required that states that the business is in good standing and will uphold a continuing reporting duty. The renewal fees are to be determined by the amount of gross weight of marijuana products transferred during the past year. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Michigan cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Michigan cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On April 22, 2020, the Michigan Affiliate and related parties of the Company executed an amended and restated operating agreement which increased the Company’s related parties’ ownership from 50.0% to 85.0% in exchange for a capital commitment of $25.0 million. Provisions contained in the operating agreement entitle related parties of the Company to a majority of profit and gives the Company control of the Michigan Affiliate and rights and exposure to variable returns. The Company has the right to direct all the relevant activities of and has the full decision-making power over the Michigan Affiliate.
On April 23, 2020, the Company announced that it had completed the sale of its Marshall, MI facility to Innovative Industrial Properties. Inc. (“IIP”). Concurrent with the closing of the sale, Cresco Labs entered into a long-term, triple-net lease agreement with IIP and continues to operate the property as a licensed cannabis cultivation and processing facility upon completion of redevelopment. On October 4, 2021, the Company unveiled its Marshall facility while celebrating the first harvest at the property. Following the unveiling of its Marshall facility, the Michigan Affiliate expanded its licensure to fully realize the growth potential of the Marshall facility. In late 2021, the Michigan Affiliate was awarded eight (8) additional Medical Class C Grower licenses bringing its total medical grow licenses to ten (10) in addition to its one (1) existing Medical Processor license. With increased medical grow potential, the Michigan Affiliate was also able to acquire seven (7) Adult-Use Excess Grower licenses in addition to its existing five (5) Adult-Use Class C Grow licenses and one (1) Adult-Use Processor license.

In June 2023, SB 180 and SB 179 were passed by the Senate, approved by the House of Representatives in October 2023 and subsequently signed by Governor Gretchen Whitmer on October 19, 2023. The bipartisan legislation allows state-licensed marijuana businesses to conduct trade with tribal cannabis entities.

Florida Operations

In 2014, the Florida Legislature passed the Compassionate Use Act (the “CUA”) which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one (1) vertically-integrated license to be awarded in each of five (5) regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least thirty (30) continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act (the “RTA”), which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.
In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution.
The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law (the “2017 Law”). The 2017 Law provides for the issuance of ten (10) licenses to specific entities and another four (4) licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of twenty-five (25) dispensary locations with the ability to purchase additional dispensary locations from one another and for an additional five (5) locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expired in April 2020.
On March 18, 2019, Governor Ron DeSantis signed SB 182 “Medical Use of Marijuana” into law. Among other provisions, SB 182 repealed the state’s smoking ban that had been in place. The medical program is currently administered by the Florida Department of Health’s (“FDOH”) Office of Medical Marijuana Use (“OMMU”). OMMU is responsible for crafting and implementing regulations governing the program, overseeing the Medical Marijuana Use Registry, licensing operators to cultivate, process and dispense medical marijuana and certifying testing laboratories. Governor DeSantis signed SB 768 into law on April 20, 2022, which includes the following provisions: FDOH will now collect samples of marijuana and marijuana delivery devices from a medical marijuana treatment center (“MMTC”) for specified testing, rather than only samples of edibles; FDOH is required to promulgate rules to allow for potency variations not to exceed 15% from labels and FDOH has the authority not to renew the license of a MMTC that has not begun to cultivate by their renewal date.

In February 2023, the FDOH announced that it would begin accepting applications for the newly created twenty-two (22) medical marijuana licenses from April 24, 2023 to April 28, 2023.

In May 2023, Governor DeSantis signed HB 387 into law, which allows a qualified physician to conduct an examination by telehealth for a patient’s medical marijuana certification renewal if the physician previously conducted an in-person exam of the patient for the purpose of certification. The bill also helps Black farmers obtain medical-marijuana licenses.

In June 2023, Governor DeSantis signed SB 1676 into law, which aims to ensure that all hemp products sold in Florida are safe for human consumption. Legal hemp products must comply with several requirements outlined in SB 1676, which includes requirements that any retailer distributing hemp products in the state test their products in a certified hemp testing laboratory and sales are restricted to adults aged twenty-one (21) or over beginning July 1, 2023. Hemp retailers in the state must also obtain a license from the Florida Department of Agriculture and Consumer Services.

With regard to the potential for adult-use cannabis in the state, a group, Regulate Florida, sought to place the questions of whether to legalize adult-use cannabis on the November 2022 ballot but was not successful. Regulate Florida will need to gather more than 222,000 signatures to trigger judicial and fiscal review and then more than 890,000 signatures to make the 2024 ballot. On February 2, 2023, the “Smart & Safe Florida” political committee had submitted 294,037 petition signatures, according to the state Division of Elections website. As of the end of April 2023, advocates had collected 841,130 signatures, and on June 1, 2023, state officials confirmed enough valid signatures had been collected to qualify for the 2024 ballot. Court approval is the last hurdle for the initiative to be placed on the 2024 ballot. However, Florida Attorney General Ashley Moody is seeking to invalidate the ballot initiative. The matter is currently pending before the Florida Supreme Court.

On April 14, 2021, the Company completed the acquisition of Bluma Wellness Inc. (“Bluma”) for total consideration of $238.1 million. Bluma owned and operated 3 Boys Farm, LLC dba One Plant Florida (“One Plant”), a vertically-integrated, licensed MMTC in the State of Florida. One Plant cultivates, processes, dispenses and retails medical cannabis to qualified patients in the State of Florida through multiple retail dispensaries and an innovative next-day door-to-door e-commerce home delivery service, thereby offering convenient access for its customers and meeting the demands of an evolving retail landscape. As of the acquisition date, Bluma, under One Plant, had eight (8) strategically located dispensaries. Since the acquisition, Cresco Labs has rebranded these dispensaries as Sunnyside*® and opened an additional twenty-five (25) locations as of December 31, 2023.
During the third quarter of 2023, Management determined it is more likely than not that the Florida reporting unit carrying values exceed their fair value due to updated forecasts and projections for the reporting unit. $79.4 million in intangible assets and goodwill impairment was recorded to the Florida reporting unit in the third quarter of 2023.

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Florida cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Florida cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.